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Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 333-63252

POLYCOM AND PICTURETEL ANNOUNCE EXTENSION OF EXCHANGE OFFER

MILPITAS, Calif.—(BUSINESS WIRE)—September 10, 2001—Polycom, Inc. (NADSAQ: PLCM) announced today that it is extending the expiration date of its offer to purchase for cash and stock all the outstanding shares of common stock of PictureTel Corporation (NASDAQ: PCTL). The exchange offer had been scheduled to expire on September 12, 2001 at midnight, New York City time. The offer is now scheduled to expire on October 11, 2001 at midnight, New York City time. Except as modified by this extension, the terms and conditions of the exchange offer remain in effect and unmodified. As of the close of business on September 7, 2001, approximately 28 million shares of PictureTel common stock, representing roughly 53% of the total outstanding shares of PictureTel, had been tendered and not withdrawn pursuant to the offer.

Polycom and PictureTel previously announced on July 16, 2001 that the Department of Justice had requested additional information and documentary material in connection with its review of the proposed transaction between Polycom and PictureTel, which request has extended the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The companies are responding to such request, and still anticipate closing the transaction in the third or fourth quarter, on the timetable originally announced on May 24, 2001.

"Polycom is actively cooperating with the Department of Justice and intends to continue furnishing whatever information the Department of Justice needs as quickly as possible, so that the parties and their customers can begin to realize the substantial benefits of this merger," said Bob Hagerty, President and CEO of Polycom. "Polycom is committed to the continuing delivery and support of PictureTel's iPower product platform. Consumers can be confident that, once this merger is completed, they will have choices between the best attributes of Polycom's appliance-based architecture and the iPower PC-based design. We remain confident that the regulators will recognize the positive benefits of this merger for the companies and their customers."

About Polycom

Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

About PictureTel

PictureTel is a leader in developing, manufacturing, and marketing a full range of visual-and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

Forward Looking Statements

This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the distribution channels and operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings. Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

We urge investors and security holders to read the following documents because they contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

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  Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials;

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  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

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  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Polycom's information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or call toll-free at 1-888-750-5843.

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POLYCOM AND PICTURETEL ANNOUNCE EXTENSION OF EXCHANGE OFFER